UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

THORNE HEALTHTECH, INC.

(Name of Subject Company)

THORNE HEALTHTECH, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

885260 109

(CUSIP Number of Class of Securities)

Paul Jacobson

Chief Executive Officer

Thorne HealthTech, Inc.

152 W. 57th Street

New York, New York 10019

(929) 251-6321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Rich Mullen

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 28, 2023, Thorne HealthTech, Inc., a Delaware corporation (the “Company” or “Thorne”), issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”) with Healthspan Buyer, LLC (“Parent”) and Healthspan Merger Sub, Inc. (“Purchaser,” and together with Parent, the “Buyer Parties”). The Buyer Parties are affiliated funds of L Catterton.

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) to acquire any and all shares of common stock of the Company, $0.01 par value per share, at a price per share of $10.20 in cash, without interest and subject to applicable withholding taxes.

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer:

(i)	Press Release, dated as of August 28, 2023 (Exhibit 99.1)
(ii)	Letter to Employees, first used August 28, 2023 (Exhibit 99.2)
(iii)	Letter to Customers, first used August 28, 2023 (Exhibit 99.3)
(iv)	Letter to Vendors, first used August 28, 2023 (Exhibit 99.4)
(v)	Transcript of Employee Town Hall, August 28, 2023 (Exhibit 99.5)

The information set forth under Items 1.01 and 8.01 of Thorne’s Current Report on Form 8-K filed by the Company on August 28, 2023 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed acquisition of Thorne, Purchaser will commence a tender offer for all of the outstanding shares of Thorne. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Thorne. It is also not a substitute for the tender offer materials that Purchaser will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. The solicitation and offer to buy the outstanding shares of Thorne will only be made pursuant to an offer to purchase and related tender offer materials. At the time of the commencement of the tender offer, Purchaser will file tender offer materials on Schedule TO with the SEC, and Thorne will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY THORNE’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Thorne’s stockholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to Thorne’s stockholders by visiting Thorne’s website (https://investors.thornehealthtech.com/). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Thorne with the SEC) will be available free of charge on the SEC’s website (http://www.sec.gov) upon filing with the SEC. THORNE’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PURCHASER OR THORNE WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PURCHASER AND THORNE.

Forward-Looking Statements

This communication contains forward-looking statements. All statements other than statements of historical facts contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this communication include, but are not limited to, statements regarding Thorne’s pending acquisition by L Catterton or its affiliates (the “Transaction”), including the expected timing of the closing of the Transaction and considerations taken into account by Thorne’s Special Committee of the Board of Directors and Thorne’s Board of Directors in approving the Transaction. These forward-looking statements involve risks and uncertainties. If any of these risks or uncertainties materialize, or if any of Thorne’s assumptions prove incorrect, Thorne’s actual results could differ materially from the results expressed or implied by these forward-looking statements. These risks and uncertainties include the risk that the conditions to the tender offer or the closing of the Transaction are not satisfied, including the risk that a sufficient number of Thorne’s stockholders do not tender their shares into the tender offer or otherwise participate in the Transaction; risks associated with potential litigation relating to the Transaction; uncertainties as to the timing of the consummation of the

Transaction and the ability of each party to consummate the Transaction; risks that the Transaction disrupts the current plans and operations of Thorne; and the risks and uncertainties described in the section titled “Risk Factors” and elsewhere in Thorne’s filings made with the SEC, including its Annual Report on Form 10-K filed on March 31, 2023 and its subsequent Quarterly Reports on Form 10-Q and other SEC filings, copies of which are available free of charge on the SEC website at www.sec.gov. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. All forward-looking statements in this communication are based on information available to Thorne as of the date of this communication, and Thorne does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Press Release, dated as of August 28, 2023

99.2	Letter to Employees, first used August 28, 2023

99.3	Letter to Customers, first used August 28, 2023

99.4	Letter to Vendors, first used August 28, 2023

99.5	Transcript of Employee Town Hall, August 28, 2023